UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  333-87336-01

AURELIA ENERGY N.V.

(Exact name of registrant as specified in its charter)

Landhuis Joonchi
Kaya Richard J Beaujun z/n
Curaçao, Netherlands Antilles
(599) 9736 6277

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10 1/4% Senior Notes due 2012
Senior Subordinated Guarantees

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☒	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.                    Exchange Act Reporting History

A.            Aurelia Energy N.V. (the “Company”) first incurred the duty to file reports under Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on August 21, 2002 with an offering of 10 1/4% Senior Notes due 2012 (the “Notes”) and the Senior Subordinated Guarantees thereof that was registered under the Securities Act of 1933 (the “Securities Act”).

B.            The Company has filed or submitted all reports required under Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this form. The Company has filed at least one annual report under Section 15(d) of the Exchange Act.

Item 2.                    Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act on July 3, 2003.

Item 3.                    Foreign Listing and Primary Trading Market

A.            Prior to the redemption of the Notes on August 3, 2007 (as described herein), the Company maintained a listing of the Notes on the Luxembourg Stock Exchange.

B.            The Notes were initially listed on the Luxembourg Stock Exchange in February 2002. The Company has maintained a listing of the Notes on the Luxembourg Stock Exchange for at least the 12 months preceding the filing of this form.

C.             The Notes were redeemed in whole pursuant to their terms on August 3, 2007, and no Notes are currently outstanding. Accordingly, it is respectfully submitted that information as to the historic primary trading market for the Notes is not relevant for the protection of investors, as there are no remaining public holders of any outstanding securities of the Company. Accordingly such information is not included herein.

Item 4.                    Comparative Trading Volume Data

Not applicable.

Item 5.                    Alternative Record Holder Information

Not applicable.

Item 6.                    Debt Securities

As of the date hereof there are no record holders of Notes as the Notes have been redeemed with effect as of August 3, 2007. The Company has no other debt securities outstanding. Bluewater Holdings B.V., a wholly owned subsidiary of the Company that was a guarantor on a subordinated basis of the Notes, has approximately 35 record holders of its debt securities (comprising its FRN Bluewater Holdings B.V. Unsecured Callable Bonds 2007/2014, which were privately placed with non-U.S. persons outside the United States in reliance on an exemption from the registration requirements of the Securities Act on August 1, 2007).

Item 7.                    Notice Requirement

A.            The Company issued a press release on the date hereof disclosing the redemption of the Notes and its intention to terminate its duty to file reports under Section 15(d) of the Exchange Act. A copy of the press release is attached as an exhibit hereto.

B.            The Company disseminated the press release in the United States via Reuters News Service.

Item 8.                    Prior Form 15 Filers

Not applicable.

PART II

Item 9.                    Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10.                 Exhibits

Exhibit 10.1            Press release dated August 10, 2007.

Item 11.                  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)           The average daily trading volume of its subject class of securities in the United States during the 12-month period specified in Item 4.A exceeded 5 percent. of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)           Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)           It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Aurelia Energy N.V. has duly authorized the undersigned persons to sign on its behalf this certification on Form 15F. In so doing, Aurelia Energy N.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 15(d) of the Exchange Act, or both.

Aurelia Energy N.V.

(Registrant)

	By:	/s/ G.E. Elias
United International Trust N.V.,
Represented by G. E. Elias
Managing Director

	By:	/s/ V.M.G. Haseth-Portillo
Represented by V.M.G. Haseth-Portillo
Attorney-in-Fact A
Date: August 10, 2007